Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO ARTICLES OF INCORPORATION
FOR NEVADA PROFIT CORPORATIONS

1:           Name of the corporation: Flint Telecom Group, Inc.

2:           The Articles have been amended as follows:

ARTICLE IV has been amended to increase the number of total authorized shares of common stock from one hundred million (100,000,000) to two hundred million (200,000,000) shares of $0.01 par value each.

3.           The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:  95%.

4.           Effective Date of filing (optional):

5.           Signature:  / s/ Tali Durant

BY:  /s/ Tali Durant
           Tali Durant, Secretary